Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Income available to common stockholders	$1,965,649	$3,948,751
Weighted average shares outstanding	4,975,542	4,975,396
Basic earnings per share	$0.40	$0.79
Income for diluted earnings per share	$1,965,649	$3,948,751
Total weighted average common shares and equivalents outstanding for diluted computation	4,987,476	4,988,274
Diluted earnings per share	$0.39	$0.79